Exhibit 99.1

WIPRO LIMITED

Registered Office: Doddakannelli, Sarjapur Road, Bangalore - 560 035, India
Corporate Identification Number (CIN): L32102KA1945PLC020800
Phone: +91 80 2844 0011; Fax: +91 80 2844 0054; Email: info@wipro.com
Website: www.wipro.com; Company Secretary: Mr. M Sanaulla Khan

CORRIGENDUM TO THE PUBLIC ANNOUNCEMENT DATED APRIL 21, 2016 FOR THE ATTENTION OF EQUITY SHAREHOLDERS/ BENEFICIAL OWNERS OF EQUITY SHARES OF WIPRO LIMITED FOR THE BUYBACK OF EQUITY SHARES THROUGH TENDER OFFER UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUY BACK OF SECURITIES) REGULATIONS, 1998, AS AMENDED.

This Corrigendum to the Public Announcement dated April 21, 2016 (the "**Public Announcement**") is in continuation of and should be read in conjunction with the Public Announcement issued in connection with the Buyback of Equity Shares of the Company. Capitalised terms used in this Corrigendum and not defined herein shall have the same meaning as ascribed in the Public Announcement.

The shareholders of the Company are requested to note the following amendments to the Public Announcement:

1. As per the letter dated April 28, 2016 received from the Statutory Auditors of the Company, BSR & Co. LLP, Chartered Accountants, Annexure A to the Statutory Auditor's report dated April 20, 2016, as set out in Clause 6 of the Public Announcement, stands substituted as under:

   Quote

   Annexure A

   Wipro Limited

   Computation of amount of permissible capital payment towards buy back of equity shares in accordance with proviso to section 68 (2) of the Companies Act, 2013 (the "Act") and Regulation 4(1)(a) of the Buy Back Regulations based on the Audited Condensed Interim standalone financial statements for the period ended 31 March 2016:

Particulars	Amount (in Rs. million)
Paid up equity share capital (A)	4,941
Free reserves:	
- Securities premium account	14,254
- General reserve	159,783
- Surplus in Statement of Profit and Loss (Net of unrealized foreign exchange losses as at March 31, 2016 amounting to Rs. 138 million)	223,171
Total free reserves (B)	397,208
Total (A+B)	402,149
Maximum amount permissible for the buy-back i.e. 10% of total paid-up equity capital and free reserves	40,215

Unquote

Except as detailed in this Corrigendum, the contents and other terms of the Public Announcement remain unchanged.

DIRECTOR'S RESPONSIBILITY

As per Regulation 19(1)(a) of the Buyback Regulations, the Board of Directors of the Company accepts responsibility for the information contained in this Corrigendum and confirms that such document contains true, factual and material information and does not contain any misleading information.

For and on behalf of the Board of Directors of Wipro Limited			
Sd/-	Sd/-	Sd/-	Sd/-
Azim H Premji	**Rishad A Premji**	**Jatin P Dalal**	**M Sanaulla Khan**
Chairman and Managing Director (Director Identification Number (DIN): 00234280)	Executive Director and Chief Strategy Officer (Director Identification Number (DIN): 02983899)	Chief Financial Officer	Company Secretary (Membership Number: F4129)

Date : April 29, 2016
Place : Bangalore